                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                           OEC COMPRESSION CORPORATION
           (Formerly known as Equity Compression Services Corporation)
           -----------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                   670827 10 4
                                   ------------
                                  (CUSIP Number)


                                   HACL, Ltd.
                         Energy Investors Joint Venture
                                  2838 Woodside
                               Dallas, Texas 75201
                                 (214) 891-7000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 25, 2000
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [x].

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

CUSIP NO. 670827 10 4      PAGE 2 OF 7
OEC COMPRESSION CORPORATION
(1)      Name of Reporting Person                                      HACL, Ltd.
         S.S. or I.R.S. Identification No. of Above Person             I.D. No. 75-2679736

(2)      Check the Appropriate box if a Member of a Group (See         (a)
instructions)                                                          (b) x

(3)      SEC Use Only
                                                                       -------------------

(4)      Source of Funds (See instructions)                            WC

(5)      Check if Disclosure of Legal Proceedings is required          Not Applicable
pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization:                         Texas

Number of shares beneficially owned by each reporting person with:

         (7) Sole Voting Power                                          3,863,636
                                                                        ---------

         (8) Shared Voting Power                                        8,000,000
                                                                        ---------

         (9) Sole Dispositive Power                                     3,863,636
                                                                        ---------

         (10) Shared Dispositive Power                                  8,000,000
                                                                        ---------

(11)     Aggregate Amount Beneficially Owned by Each                    3,863,636
Reporting Person                                                        ---------

(12)     Check if the Aggregate Amount in Row (11) Excludes             Not applicable
Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)            13.2%

(14)     Type of Reporting Person (See Instructions)                   PN

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CUSIP NO. 670827 10 4      PAGE 3 OF 7
OEC COMPRESSION CORPORATION
(1)      Name of Reporting Person                                      Energy Investors Joint Venture
         S.S. or I.R.S. Identification No. of Above Person             I.D. No. 75-2679737

(2)      Check the Appropriate box if a Member of a Group (See         (a)
instructions)                                                          (b) x

(3)      SEC Use Only
                                                                       ------------------------

(4)      Source of Funds (See instructions)                            WC

(5)      Check if Disclosure of Legal Proceedings is required          Not Applicable
pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization:                         Texas

Number of shares beneficially owned by each reporting person with:

         (7) Sole Voting Power                                          4,136,364
                                                                        ---------

         (8) Shared Voting Power                                        8,000,000
                                                                        ---------

         (9) Sole Dispositive Power                                     4,136,364
                                                                        ---------

         (10) Shared Dispositive Power                                  8,000,000
                                                                        ---------

(11)     Aggregate Amount Beneficially Owned by Each
Reporting Person                                                        4,136,364
                                                                        ---------

(12)     Check if the Aggregate Amount in Row (11) Excludes             Not applicable
Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)            14.2%

(14)     Type of Reporting Person (See Instructions)                   PN

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CUSIP NO. 670827 10 4      PAGE 4 OF 7
OEC COMPRESSION CORPORATION

         The Statement relates to Common Stock, par value $0.01 per share, of OEC Compression Corporation (formerly known as Equity Compression Services Corporation), an Oklahoma corporation (the "Company") held by HACL, Ltd., a Texas limited partnership and Energy Investors Joint Venture, a Texas joint venture.

Item 4.  PURPOSE OF TRANSACTION.

         Add the following:

         On May 25, 2000, HACL and Energy Investors together with the Company, Ray C. Davis, Kelcy L. Warren, Matthew S. Ramsey, Jack D. Brannon, Richard D. Brannon, Neal A. Hawthorn, Jon P. Stephenson, entered into a Limited Standstill Agreement effective May 5, 2000 (the "Standstill Agreement") with Dennis Estis, C.M. Butler, III, Don A. Smith and Robert Gregory. The Standstill Agreement, attached hereto as an exhibit, was entered into so as to ensure that the process of selling the Company (the "Sales Process") currently underway is not impeded by the proxy fight over the election of directors. The Standstill Agreement provides that between May 5 and June 5, 2000, none of the parties to the agreement shall (i) institute any litigation concerning the annual meting set for July 13, 2000, or the solicitation of proxies for the annual meeting, or (ii) solicit proxies by means of newspaper ads or by means of mass or general mailings to the shareholders of the Company. All parties agreed to support the Sales Process. The parties also agreed that there will be weekly updates as to the Sales Process at which time all directors will be invited to participate.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Add the following:

         On May 25, 2000, HACL and Energy Investors together with the Company, Ray C. Davis, Kelcy L. Warren, Matthew S. Ramsey, Jack D. Brannon, Richard D. Brannon, Neal A. Hawthorn, Jon P. Stephenson, entered into a Limited Standstill Agreement effective May 5, 2000 (the "Standstill Agreement") with Dennis Estis, C.M. Butler, III, Don A. Smith and Robert Gregory. The Standstill Agreement, attached hereto as an exhibit, was entered into so as to ensure that the process of selling the Company (the "Sales Process") currently underway is not impeded by the proxy fight over the election of directors. The Standstill Agreement provides that between May 5 and June 5, 2000, none of the parties to the agreement shall (i) institute any litigation concerning the annual meting set for July 13, 2000, or the solicitation of proxies for the annual meeting, or (ii) solicit proxies by means of newspaper ads or by means of mass or general mailings to the shareholders of the Company. All parties agreed to support the Sales Process. The parties also agreed that there will be weekly updates as to the Sales Process at which time all directors will be invited to participate.

CUSIP NO. 670827 10 4      PAGE 5 OF 7
OEC COMPRESSION CORPORATION
Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Add the following;

                  On May 25, 2000, HACL and Energy Investors together with the Company, Ray C. Davis, Kelcy L. Warren, Matthew S. Ramsey, Jack D. Brannon, Richard D. Brannon, Neal A. Hawthorn, Jon P. Stephenson, entered into a Limited Standstill Agreement effective May 5, 2000 (the "Standstill Agreement") with Dennis Estis, C.M. Butler, III, Don A. Smith and Robert Gregory. The Standstill Agreement, attached hereto as an exhibit, was entered into so as to ensure that the process of selling the Company (the "Sales Process") currently underway is not impeded by the proxy fight over the election of directors. The Standstill Agreement provides that between May 5 and June 5, 2000, none of the parties to the agreement shall (i) institute any litigation concerning the annual meting set for July 13, 2000, or the solicitation of proxies for the annual meeting, or (ii) solicit proxies by means of newspaper ads or by means of mass or general mailings to the shareholders of the Company. All parties agreed to support the Sales Process. The parties also agreed that there will be weekly updates as to the Sales Process at which time all directors will be invited to participate.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Add the following:

         Exhibit F         -        Limited Standstill Agreement


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CUSIP NO. 670827 10 4      PAGE 6 OF 7
OEC COMPRESSION CORPORATION

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

         DATE: May 28, 2000



                                        HACL, LTD.


                                        By: SIX-DAWACO, INC.,
                                            General Partner


                                        BY: /S/ RAY C. DAVIS
                                            RAY C. DAVIS, PRESIDENT


                                        ENERGY INVESTORS JOINT VENTURE


                                        By: HACL, LTD.,
                                            Managing Joint Venture Partner

                                        By: SIX-DAWACO, INC.,
                                            General Partner

                                        BY: /S/ RAY C. DAVIS
                                            RAY C. DAVIS, PRESIDENT

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATION (SEE 18 U.S.C. Section 1001).

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CUSIP NO. 670827 10 4      PAGE 7 OF 7
OEC COMPRESSION CORPORATION
                   EXHIBIT INDEX                         PAGE


      Exhibit F -  Limited Standstill Agreement